10/25

02055716

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME G Accion

*CURRENT ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4590 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 11/5/02

Hemos construido...

We have built...

una **empresa sólida**
a base de...

a **solid company**
through...



planning

planeación

vision
vision

visión
vision





strategy

estrategia

performance

cumplimiento



We have built a solid Company over the course of 13 years of experience in the real estate market. By developing and leasing high quality properties under long term dollar denominated lease agreements with corporate guarantees, G.Acción has generated stable cash flows derived from its strong investment strategy.

Hemos construído una empresa solida a traves de 13 años de experiencia en el desarrollo y arrendamiento de propiedades bajo contratos en dolares con garantía corporativa de empresas multinacionales. G.Acción ha generado estabilidad en sus rendimientos debido a su solida estrategia de inversión.




We have evolved from. . .
a company engaged in the development
and sale of real estate properties
Hemos evolucionado de. . .
ser una compañía dedicada al
desarrollo y venta de propiedades


to
the only public Mexican real estate
company with the largest portfolio
of its kind in Mexico.
a ser
la única empresa inmobiliaria pública
mexicana con el portafolio de
propiedades más importante del país.

the most important assets

O u r   C l i e n t s

AT&T		NORTEL NETWORKS	Banamex citigroup
CHASE	BBVA Bancomer	DAIMLERCHRYSLER	ORACLE
IUSACELL DIGITAL	CUSHMAN & WAKEFIELD.	THE WORLD BANK	CB Richard Ellis NAVIGATING A NEW WORLD
Bechtel	cinemex®	DELPHI Automotive Systems	MasterCard
LEONI CABLE ASSEMBLIES, INC.	Sanborns	INGRAM MICRO®	WARNER HOME VIDEO MEXICO
gsk GlaxoSmithKline	3M	CornProducts INTERNATIONAL	
CF CONSOLIDATED FREIGHTWAYS	Avantel	MICHELIN®	C-MAC Juárez S.A.de C.V.
Alcoa FUJIKURA LTD TELECOMMUNICATIONS DIVISION	smallparts	BaaN	ABB
THOMSON CONSUMER ELECTRONICS	SOLECTRON	Carrefour	LG.PHILIPS

N u e s t r o s   C l i e n t e s


Through
A través de

Strategic alliances
Alianzas estratégicas

In July 1999, G.Accion established a strategic alliance with **The Peabody Group**, a real estate fund formed in 1997 co-sponsored by The O'Connor Group and JP Morgan Chase & Co. The Peabody Group invests worldwide in real estate joint ventures with local partners and makes entity-level investments in real estate operating companies.

On April of 2002, G.Accion formed a strategic alliance with **AMB Property Corporation**, one of the largest owners and operators of industrial real estate in the United States. Its properties are concentrated in major distribution markets across the country located near airports, ports and major freeway systems.

Cushman & Wakefield Mexico began operations in 1992 through a partnership between G. Accion and Cushman & Wakefield Inc., a Rockefeller Group Company, is a world leader in commercial real estate services, with over 80 years of experience and a vast network of global coverage in over 75 countries who provides integral brokerage services, including industrial consulting, financial brokerage, and property management.
In 2001, Cushman and Wakefield Mexico completed transactions for companies such as Warner Lambert, McDonald's , AIG Seguros and Shell, for a total Value of 160 million dollars.

Central Parking System Mexico was created by a partnership between Central Parking Corporation and G.Accion in 1994. Central Parking Corporation is the worlds largest operator of parking services with over 1.5 million spaces and US $700 million in annual revenues. Central Parking operates throughout the United States, Canada, Chile, Germany, Greece, Ireland, Mexico, Poland, Puerto Rico, Spain, the United Kingdom, and Venezuela. Today, Central Parking System Mexico operates more than 120 locations with a total of 85,000 spaces making it the undisputed leader in this market in Mexico.

En julio de 1999, G. Acción formó una alianza estratégica con **The Peabody Group**, un fondo inmobiliario creado en 1997, patrocinado por The O' Connor Group y JP Morgan Chase & Co. El Grupo Peabody invierte en bienes raíces alrededor del mundo mediante alianzas con socios locales y con inversiones a nivel corporativo en empresas inmobiliarias.

En abril de 2002, G.Acción realizó una alianza estratégica con **AMB Property Corporation**, compañía inmobiliaria propietaria y operadora líder en los Estados Unidos. Sus propiedades están concentradas en los mercados de distribución y logística más importantes de los Estados Unidos, ubicadas cerca de aeropuertos, estaciones de ferrocarril y principales sistemas carreteros.

Cushman & Wakefield México inició sus operaciones en 1992, mediante una alianza estratégica entre G. Acción y Cushman & Wakefield Inc., una empresa del Grupo Rockefeller, líder mundial en servicios inmobiliarios que cuenta con más de 80 años de experiencia y con una inmensa red global con oficinas en más de 75 países, ofreciendo servicios integrales de corretaje financiero, consultoría industrial, administración y manejo de propiedades. En el año 2001, Cushman & Wakefield México realizó importantes negocios con empresas como Warner Lambert, McDonald's, AIG Seguros y Shell, cerrando transacciones inmobiliarias por un valor total aproximado de 160 millones de dólares.

Central Parking System México fue formado en 1994 mediante una alianza estratégica entre G. Acción y Central Parking Corporation, la empresa administradora de servicios de estacionamientos más grande del mundo, que cuenta con más de 1.5 millones de espacios de estacionamiento que generan US $700 millones de dólares de ingresos anuales. Central Parking opera en Estados Unidos, Canadá, Chile, Alemania, Grecia, Irlanda, México, Polonia, Puerto Rico, España, el Reino Unido y Venezuela. Hoy Central Parking System México opera más de 120 proyectos, con un total de 85,000 cajones de estacionamiento, por lo que es el líder indiscutible de este mercado en México.


and solid investments
e inversiones sólidas

G. Acción has invested over US $210 million in the last four years. G.Accion's growth is based on the Company's investment strategy, which includes: Acquisitions, Sale and Leaseback transactions, Build-to-Suit projects and selected developments. The Company's investment strategy has targeted the growing markets of Baja California, Sonora, Chihuahua, Coahuila, Monterrey, Tamaulipas, Mexico City and Guadalajara as key markets for investment.

G. Acción ha invertido más de $210 millones de dólares en los últimos cuatro años. El crecimiento de G. Acción se basa en la estrategia de inversión de la compañía que incluye: Adquisiciones, operaciones tipo "Sale & Leaseback" y desarrollos "Bajo pedido". Los mercados de Baja California, Sonora, Chihuahua, Coahuila, Monterrey, Tamaulipas, México, D.F. y Guadalajara han sido designados como mercados de inversión.

Acquisitions and Sale & Leaseback transactions

G.Accion acquires properties with existing tenants under both acquisitions and Sale and Leaseback transactions. With this solid strategy, the company minimizes its real estate risks since a property acquired under this strategy immediately generates lease revenues. G.Accion has invested over US $ 56 million on Sale and Leaseback and US $110 million on acquisitions.

Under these schemes, a Corporation sells an unproductive asset, receiving a generous cash flow and earns higher returns from its core business, while receiving additional benefits since lease costs are tax deductible under the mexican tax regime.

Citibank Monterrey is an example of a Sale and Leaseback transaction made during 2001. With this 205,000 sq.ft. property, G.Accion entered the Nuevo Leon real estate market.

G. Acción adquiere propiedades que ya cuentan con clientes establecidos en ellas bajo el esquema de adquisiciones y transacciones tipo "Sale and Leaseback". Mediante estas estrategias sólidas, la Compañía minimiza el riesgo inmobiliario ya que las propiedades adquiridas bajo estos esquemas generan inmediatamente ingresos por arrendamiento. G.Acción ha invertido más de 65 millones de dólares en operaciones "Sale and leaseback" y 110 millones de dólares en adquisiciones.

Gracias a esta estrategia, una empresa puede vender un activo improductivo, recibiendo un flujo de efectivo que le permite invertir en su actividad principal generando un mejor margen, asimismo recibe importantes beneficios fiscales puesto que el costo de arrendamiento es deducible de impuestos bajo el régimen fiscal mexicano.

Citibank Monterrey es ejemplo de una transacción tipo Sale and Leaseback. Con esta propiedad de 19,000 m2, G. Acción incursionó al mercado de bienes raíces de Nuevo León.



Build-to-Suit developments









Our Company's mission is to provide integral real estate market solutions for multinational and domestic corporations. With build-to-suit transactions G.Accion offers a complete development circle including the location of the site, project design and the development or acquisition of a building that needs to be adapted or remodeled according to each tenant's specifications.

Since 1997, G.Accion has offered this solution and has invested over US$ 54 million, for the development of many properties delivered on schedule. Some of the most important build-to-suit transactions to date include properties for DaimlerChrysler, Iusacell, GE, Esselte, ABB, Mytek, Ingram Micro, Consolidated Freightways and Leoni Cable.

Nuestra misión es proveer soluciones inmobiliarias integrales para empresas multinacionales y nacionales. Con los proyectos "bajo pedido" G. Acción ofrece a sus clientes una gama completa de servicios que incluye la ubicación, el proyecto, el diseño y el desarrollo o la compra y adaptación de una propiedad de acuerdo a las especificaciones de cada cliente.

Desde 1997 G. Acción ha ofrecido esta solución inmobiliaria y ha invertido más de $54 millones de dólares para el desarrollo de 15 propiedades que han sido entregadas en los tiempos acordados. Algunos de los proyectos más importantes "bajo pedido" realizados a la fecha incluyen propiedades para DaimlerChrysler, Iusacell, GE, Esselte, ABB, Mytek, Ingram Micro, Consolidated Freightways y Leoni Cable.

1. [illegible] Products >> 145,000 sq ft. >> 13,471 m2
2. Eastwood Tepozotlán >> 449,027 sq.ft. >> 41,716 m2
3. Ingram Micro >> 92,108 sq ft. >> 8,55[illegible] m2
4. Leoni Cable >> 172,132 sq.ft. >> 15,9[illegible] m2






Redwood Systems Guadalajara
34,351 m2 / 369,926 sq ft


achieving
logrando

Results and...


400,000
350,000
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250,000
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0
1997 1998 1999 2000 2001


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5,000,000
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Success
Éxito

To our Shareholders,

In 2001, G.Accion delivered record growth and performance, which demonstrates the success of our real estate vision. The constant pursue of satisfying the specific needs of each one of our 68 corporate customers, has placed us today as Mexico's leading investor, leaser and manager of industrial properties and corporate offices.

We focus our efforts in providing a wide array of corporate and industrial real estate solutions in Mexico, a regional focus that we have maintained since our inception. We continue to invest in properties based on our experience and market expertise and believe that this approach has allowed us to build and maintain an outstanding portfolio of properties and tenants.

Our strategy and efforts continued to add value throughout this year and this is reflected on our 19% increase in EBITDA per share year over year. Since 1998, we have met or exceeded our projections every quarter including our interest coverage ratio, which reached 1.88x as of December of 2001. Of our lease revenues and its corresponding debt, 99% is dollar denominated with an average cost of 7.9%.

As leaders, we have dedicated ourselves to being the innovators of real estate in Mexico by developing real estate solutions and alliances, which have increased our expertise.

We have expanded our portfolio of industrial and corporate properties by 236% since 1998 to 5.6 million sq.ft. and have successfully entered important markets such as Monterrey, Saltillo and Matamoros.

Looking back over 2001, our client's financial strength allowed for our dynamic but firm growth. Our property portfolio increased over 40% despite the economic slowdown that hit the United States and the exporting maquiladora industry. Our occupancy rate remained close to 100%.

2001 was a year in which we attained significant goals such as:

- The addition of 21 new properties and 1,931,000 sq.ft. to its portfolio, which represents an increase of more than 40% over 2000.
- A total occupancy rate, as of December 31, 2001, of 99%.
- A 13.5% decline in SG&A costs, derived from the cost reduction plan implemented in 1999.
- An important reduction of 78% of the company's peso denominated debt.
- A 20% reduction in financial costs.
- A successful integration of our information technology services, which will generate added efficiency in daily operations.

We acknowledge the challenges that the 2001 brought as well as the fact that a slowing economy affects all businesses. Since G.Accion's clients come from different sectors and are located in various real estate markets, and our lease structures are solid, the impact of the events of 2001 for the company has been minimal. We now have an interesting outlook for the future.

We see a shift in Mexico from a provider of low value-added and labor-intensive services towards higher value-added processes in the manufacturing chain, specializing in technology, heavy goods, and shorter manufacturing cycles for the automotive, aerospace and software industries as well as in the development, design, and engineering sectors. Furthermore, Mexico's proximity to the U.S. has become an even greater advantage for just-in-time production and distribution facilities. We believe that this is a huge opportunity for G.Accion to capture new business, given the track record and reputation we have created in the past several years.

We look forward to a successful 2002 in which we will continue to meet our objectives.

Carta a los Accionistas

A nuestros accionistas,

Durante 2001, G. Acción tuvo un año récord desde su fundación en el año de 1988. Nuestro crecimiento y resultados financieros demuestran la certeza de nuestra visión y estrategia inmobiliaria. La permanente búsqueda por lograr satisfacer y servir las necesidades específicas de cada uno de nuestros 68 clientes nos ha consolidado como la compañía líder en inversión, renta y administración de propiedades industriales y edificios corporativos en México. Nos hemos enfocado a proveer una amplia gama de soluciones inmobiliarias para nuestros clientes corporativos, nicho de mercado en el que siempre hemos estado presentes.

Esta estrategia continuó agregando valor a la empresa en este año. Esto se refleja en un incremento de 19% en nuestro EBITDA por acción. Desde 1998, hemos superado las proyecciones en cada trimestre, destacando de manera importante, nuestro índice de cobertura neta de intereses, el cual fue de 1.88x para los doce meses del 2001. El 99% de nuestros ingresos por arrendamiento y de su deuda relacionada, se encuentran denominados en dólares, habiendo tenido ésta un costo promedio de 7.9% para el año de 2001.

Hemos continuado como líderes en el Mercado inmobiliario mexicano, desarrollando nuevas estructuras y asociaciones que han incrementado nuestra competitividad. El portafolio de propiedades de G.Acción ha crecido en un 236% desde 1998 y cuenta ya con 5.6 millones de pies cuadrados. Durante este año incursionamos exitosamente en los mercados de Monterrey, Saltillo y Matamoros.

En el 2001, la solidez financiera de nuestros clientes nos permitió continuar con un dinámico, pero firme crecimiento. Nuestro portafolio de propiedades se incrementó en más de un 40% a pesar de la desaceleración económica que afectó a los Estados Unidos, y en forma natural por consecuencia a la industria nacional. Nuestro porcentaje de ocupación, se mantuvo en niveles muy cercanos al 100%.

El año 2001 fue un año de logros sustanciales, tales como:

- La adición de 21 propiedades a nuestro portafolio con 1,931,000 de pies cuadrados. Un incremento de más de 40% comparado con el portafolio reportado en 2000.
- Un nivel de ocupación total de 99% al 31 de diciembre de 2001.
- Una reducción del 13.5% en gastos de administración, derivado del plan de reducción de gastos implementado en 1999.
- Una disminución del 78% en la deuda denominada en pesos de la compañía.
- Una reducción del 20% en el costo financiero de la compañía.
- Una exitosa integración en nuestros sistemas de información, que generará mayor eficiencia en las operaciones diarias.

Superamos los difíciles retos que el 2001 trajo consigo, así como la desaceleración económica que impactó a toda la economía global. La adecuada diversificación de nuestro portafolio, así como la conveniente estructuración de nuestros contratos de arrendamiento, nos permitió salir bien y adelante. Tenemos ahora, expectativas a futuro por demás interesantes. Hemos detectado una tendencia de cambio en la industria maquiladora mexicana, los procesos industriales, deberán ser ahora más competitivos y de mayor valor agregado. Habrá una mayor inversión y especialización en tecnología, productos con ciclos de producción cortos relacionados con la industria automotriz, aeroespacial y computación, así como en los sectores de desarrollo, diseño e ingeniería. La proximidad de México con Estados Unidos se ha convertido en una ventaja excepcional para el establecimiento de propiedades industriales para satisfacer los requerimientos tipo "just in time". Los servicios de logística y los centros de distribución significarán interesantes oportunidades de las que sabremos tomar ventaja. Nuestra experiencia y excelente reputación, nos permitirán capitalizar nuevos negocios. Nuestra visión innovadora y liderazgo nos llevarán a concentrarnos en seguir mejorando nuestro costo de capital, elemento fundamental en el sector.

Vemos con optimismo el año 2002 y esperamos no sólo cumplir sino superar nuestros objetivos.

Pablo Escandón Cusi
Chairman of the Board
Presidente del Consejo de Administración.

Luis Gutiérrez Guajardo
President and Chief Executive Officer
Presidente Ejecutivo y Director General



Pablo Escandón Cusi
Luis Gutiérrez Guajardo

Board of Directors
Consejo de Administración



Pablo Escandón Cusi



Luis Gutiérrez Guajardo



Federico Bárcena Mastreta



Carlos García Cardoso



David J. Gilbert



Ernesto Gómez Hernández



Héctor Ibarzábal Guerrero



Mario Laborín Gómez



Víctor Lachica Bravo



Antonio Madero Bracho



Federico Patiño Márquez



Jeremiah W. O'Connor Jr.



John A. Rivard



Alberto Saavedra Olavarrieta



Javier Sordo Madaleno

Translation of a report originally issued in Spanish

(See Note 1 to the financial statements)

To the Stockholders of G. Acción, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of G. ACCIÓN, S.A. DE C.V. AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of G. Acción, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

The accompanying consolidated financial statements and this report have been translated from those issued in Spanish into the English language. The accounting practices of the Company used in preparing the accompanying financial statements conform with accounting principles generally accepted in Mexico (Mexican GAAP), but do not conform with accounting principles generally accepted in other countries. The effects of the differences between Mexican GAAP and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used, have not been quantified; Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders' equity and changes in financial position in conformity with accounting principles generally accepted in the countries of users of the financial statements.

Ruiz, Urquiza y Cía., S.C.

CPA Miguel Angel del Barrio Burgos

March 22, 2002

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Consolidated balance sheets as of December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Assets	2001	2000
Current:		
Cash, cash equivalents and restricted funds	$ 168,565	$ 155,195
Accounts receivable, net	152,623	98,14
Accounts receivable from related companies	5,419	493
Prepaid expenses	5,685	2,293
Property held for sale	75,980	247,613
Total current assets	408,272	503,735
Investment in associated companies, net	25,523	27,896
Property held for lease, net	3,882,544	2,992,990
Furniture and equipment, net	95,198	28,736
Other assets, net	79,271	93,632
Goodwill, net	35,733	37,713
Deferred income and asset taxes	-	8,712
	$ 4,526,541	$ 3,693,414

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish
G. Acción, S.A. de C.V. and Subsidiaries
Consolidated balance sheets as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Liabilities and stockholders' equity	2001		2000	
Current liabilities:				
Financial liabilities and current portion of long-term debt	$ 99,002		$ 222,359	
Other accounts payable and accrued liabilities		67,066		70,87
Accounts payable to related companies	69,899		43,150	
Income and asset taxes payable	2,754		5,632	
Total current liabilities	238,721		342,011	
Long-term debt	2,127,000		1,664,969	
Debentures convertible into capital stock	480,090		275,006	
Security deposits	22,672		29,343	
Deferred income and asset taxes	58,128		-	
Stockholders' equity:				
Paid-in capital-				
Capital stock	57,154		57,154	
Restatement	132,000		132,000	
Shares in trust fund	(20,082)		(15,706)	
Additional paid-in capital	912,376		912,376	
Debentures convertible into capital stock	18,520		20,462	
Other capital-				
Reserve for repurchase of own shares	58,259		58,259	
Accumulated losses	(282,446)		(493,828)	
Cumulative initial effect of deferred income taxes	60,196		60,196	
Cumulative restatement effect	617,862		617,862	
	1,553,839		1,348,775	
Minority interest	46,091		33,310	
Total stockholders' equity	1,599,930		1,382,085	
	$ 4,526,541		$ 3,693,414	

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Consolidated statements of income

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Revenues:		
Leasing	$ 352,774	$ 331,993
Sale of properties	217,968	84,14
Services provided to third parties	95,255	74,018
Other	32,520	-
	698,517	490,159
Costs:		
Leasing-		
Real estate tax	40,847	45,651
Maintenance	6,643	3,304
Other	3,263	3,077
	50,753	52,032
Real estate developments	180,874	53,414
Services from third parties	59,865	33,194
	291,492	138,640
Gross profit	407,025	351,519
General expenses	52,019	59,294
Operating income before depreciation and amortization	355,006	292,225
Depreciation and amortization	94,446	96,561
Net operating income	260,560	195,664
Integral cost of financing:		
Interest expense	(205,134)	(212,552)
Interest income	15,878	10,738
Exchange (loss) gain, net	151,309	(27,740)
Gain from monetary position	97,056	136,771
	59,109	(92,783)
Other income, net	3,145	6,818
Income before provisions and equity in results of associated companies	322,814	109,699

Translation of financial statements originally issued in Spanish
G. Acción, S.A. de C.V. and Subsidiaries
Consolidated statements of income
For the years ended December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Provisions for:		
Income taxes	24,384	19,219
Deferred income and asset taxes	50,418	(1,126)
Asset taxes	23,817	14,692
	98,619	32,785
Income before equity in results of associated companies	224,195	76,914
Equity in results of associated companies	(32)	8,363
Net income for the year	$ 224,163	$ 85,277
Net income applicable to:		
Majority stockholders	$ 211,382	$ 74,833
Minority stockholders	12,781	10,44
	$ 224,163	$ 85,277
Basic earnings per majority share (Mexican pesos)	$ 1.65	$ 0.58
Weighted average number of shares outstanding-basic	128,040,698	128,040,698

See information related to diluted earnings per share and diluted weighted average number of shares in Note 15

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in stockholders' equity

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

		Paid-in Capital				
	Outstanding Shares	Capital Stock	Restatement	Shares in Trust Fund	Additional Paid-in Capital	Debentures Convertible into Capital Stock
Balances as of December 31, 1999 before change in accounting policy	128,040,698	$ 57,154	$ 132,000	$ (14,763)	$ 912,376	$ 21,840
Cumulative effect of deferred income and asset taxes	-	-	-	-	-	-
Balances as of January 1, 2000, as adjusted	128,040,698	57,154	132,000	(14,763)	912,376	21,840
Employee stock plan	-	-	-	(943)	-	-
Effect of restatement and exchange fluctuations	-	-	-	-	-	(1,378)
Net income for the year	-	-	-	-	-	-
Balances as of December 31, 2000	128,040,698	57,154	132,000	(15,706)	912,376	20,462
Employee stock plan	-	-	-	(4,376)	-	-
Effect of restatement and exchange fluctuations	-	-	-	-	-	(1,942)
Net income for the year	-	-	-	-	-	-
Balances as of December 31, 2001	128,040,698	$ 57,154	$ 132,000	$ (20,082)	$ 912,376	$ 18,520

Other Capital					
Reserve for Repurchase of Own Shares	Accumulated Losses	Cumulative Initial Effect of Deferred Income Taxes	Cumulative Restatement Effect	Minority Interest	Total Stockholders' Equity
$ 58,259	$ (568,661)	$	$ - 617,862	$ 27,456	$ 1,243,523
-	-	60,196	-	(4,590)	55,606
58,259	(568,661)	60,196	617,862	22,866	1,299,129
-	-	-	-	-	(943)
-	-	-	-	-	(1,378)
-	74,833	-	-	10,444	85,277
58,259	(493,828)	60,196	617,862	33,310	1,382,085
-	-	-	-	-	(4,376)
-	-	-	-	-	(1,942)
-	211,382	-	-	12,781	224,163
$ 58,259	$ (282,446)	$ 60,196	$ 617,862	$ 46,091	$ 1,599,930

The accompanying notes are an integral part of these consolidated statements

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Operating activities:		
Net income for the year	$ 224,163	$ 85,277
Add (deduct)- Items that did not require (generate) funds		
Depreciation and amortization	94,446	96,561
Equity in results of associated companies	32	(8,363)
Deferred income and asset taxes	50,418	(1,126)
	369,059	172,349
Changes in working capital-		
Accounts receivable	(54,482)	50,639
Accounts receivable from related companies	(4,926)	(1,401)
Prepaid expenses	(3,393)	12,439
Accounts payable to related companies, other accounts payable and accrued liabilities	22,945	(29,870)
Deferred credits	-	(23,769)
Income and asset taxes payable	(2,878)	(13,288)
Security deposits	(6,670)	358
Other	16,358	4,062
	(33,046)	(830)
Net resources generated by operating activities	336,013	171,519
Financing activities:		
Financial liabilities in real terms	418,216	652,280
Effect of restatement of financial liabilities	(79,542)	(110,661)
Accounts payable from acquisition of property	-	(82,159)
Debentures convertible into capital stock in real terms	216,674	151,299
Effect of restatement of debentures convertible into capital stock	(11,590)	(11,214)
Employee stock plan	(4,376)	(943)
Effect of restatement and exchange fluctuations	(1,942)	(1,378)
Net resources generated by financing activities	537,440	597,224

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Investing activities:		
Investment in associated companies	2,405	(614)
Investment in subsidiary, net	-	(67,103)
Acquisition of property, furniture and equipment, net	(859,257)	(682,494)
Other assets and goodwill	(3,231)	(29,958)
Net resources used in investing activities	(860,083)	(780,169)
Increase (decrease) in cash, cash equivalents and restricted funds	13,370	(11,426)
Cash, cash equivalents and restricted funds at beginning of the year	155,195	166,621
Cash, cash equivalents and restricted funds at end of the year	$ 168,565	$ 155,195

The accompanying notes are an integral part of these consolidated statements.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

1 Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP). Certain accounting practices applied by the Company that conform with Mexican GAAP do not conform with accounting principles generally accepted in other countries.

2 Activities and significant events:

Activities-

G. Acción, S.A. de C. V., ("G. Acción" or the "Company") is the holding company of a group of companies that are mainly engaged in real estate development, leasing, purchasing, selling and management activities. The Company focused its business strategy on the acquisition, sale and marketing of properties built for industrial purposes and to be used as corporate offices. Consequently, management decided to sell the properties with commercial spaces, while they are being leased.

Significant events-

During 2001, the Company drew US$20.6 million from the financing contract entered into with Peabody (related party) in 1999, which establishes a credit facility of up to US$52 million for the acquisition of real estate projects. This loan is being documented through the issuance of debentures convertible into capital stock. As of December 31, 2001, draws amounted to US$51.3 million.

During March and June 2001, the Company sold Plaza Opción Río Magdalena and Plaza Cuernavaca. Likewise, during 2001 the Company increased its industrial portfolio in Northern Mexico through the acquisition of 78,400 m2 mainly in Ciudad Juárez, Monterrey, Saltillo and Reynosa, where Operadora de Centros Comerciales Opción (OCCO) acquired six industrial facilities for a total of $321 million. Furthermore, Firpo Fiesta Coapa acquired a office building in Monterrey, N.L. for $337 million.

As of December 2001 the Company owns a portfolio of 522,621m2 for office developments and industrial facilities, with an occupancy rate of 95%.

3 Basis of consolidation:

The accompanying consolidated financial statements include the financial statements of G. Acción, S.A. de C.V. and those of its subsidiaries where control is exercised. All significant intercompany balances and transactions have been eliminated in consolidation.

Equity in results and changes in equity of subsidiaries that are bought or sold during the year are included in the financial statements from or up to the date of the transactions and are restated in terms of the purchasing power of the Mexican peso at yearend.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

G. Acción's principal subsidiaries and its ownership percentage are as follows:

Subsidiary	Equity Percentage	Main Assets or Activities
Operadora de Centros Comerciales Opción, S.A. de C.V.	99.99%	- Commercial spaces in two shopping centers: Plaza el Salado and Plaza Oriente in Mexico City - Thirty one industrial facilities (spaces for maquiladoras)
Opción Jamantab, S.A. de C.V.	99.99%	- Office spaces (Montes Urales I) - Two industrial facilities (spaces for maquiladoras)
Corporativo Opción Santa Fe II, S.A. de C.V.	99.99%	- Office spaces (Santa Fe II) - Two industrial facilities (space for maquiladoras)
Inmobiliaria Plaza Opción Altavista, S.A. de C.V.	99.99%	- Office spaces in Interlomas, Estado de México and México, D.F. - Commercial spaces in the shopping center Pabellón Altavista
Opción Santa Fe III, S.A. de C.V.	99.99%	- Office spaces (Santa Fe III)
Montes Urales III, S.A. de C.V.	89.29%	- Office spaces (Montes Urales III)
Recinto Grupo Inmobiliario, S.A. de C.V.	99.99%	- Land for housing units
Inmobiliaria Firpo Fiesta Coapa, S.A. de C.V.	99.99%	- Two industrial facilities - Office spaces in a building in Monterrey, N.L.
Inmobiliaria Opción Los Nogales, S.A. de C.V.	99.89%	- Industrial park in Guanajuato, Gto.
Servicios Corporativos G.C., S.A. de C.V.	99.90%	- Provides administrative services to G. Acción and the other subsidiaries
Central Parking System México, S.A. de C.V.	50.00%	- Provides administrative services and operates parking facilities
Galería de Galerías San Angel, S.A. de C.V.	99.96%	- Owns 6.7% of the multi-purpose project known as Centro Insurgentes
Proyecto Comercial Acción, S.A. de C.V.	99.99%	- Office spaces
Opción la Fe, S.A. de C.V.	99.99%	- Land for the construction of new developments in Santa Fe, México D.F.
Servicios Corporativos Administrativos en Construcción, S.A. de C.V.	99.99%	- Provides construction labor to G. Acción and the other subsidiaries

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Subsidiary	Equity Percentage	Main Assets or Activities
Inmobiliaria Acción del Centro, S.A. de C.V.	99.99%	- Development of office spaces
Centro de Acopio Tepozotlán, S.A. de C.V.	99.99%	- Industrial facilities

4 Significant accounting policies:

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the consolidated financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

Change in accounting policy-

Bulletin C-2, "Financial Instruments", requires that all the effects of contracted financial instruments be recorded as assets or liabilities, using different valuation methods. The majority financial instruments contracted for financing purposes are valued at cost and affect the integral cost of financing in each accounting period. As of December 31, 2001, the financial position of the Company was not modified as a result of the adoption of this bulletin.

Recognition of the effects of inflation in the financial information-

The consolidated financial statements comprehensively recognize the effects of inflation according to provisions under Bulletin B-10. All financial statement amounts and related notes are presented in constant Mexican pesos as of December 31, 2001, in order to make them comparable with the most recent balance sheet presented. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power. Factors derived from the National Consumer Price Index (NCPI) published by Banco de México were applied to restate the consolidated financial statements to constant Mexican pesos.

To recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures were as follows:

– Balance sheet:

Property held for sale net of depreciation was restated through December 31, 1999, using factors derived from the NCPI from the date of acquisition or construction. As a result of the matters explained in Note 2, these properties have been valued at their estimated realizable value and beginning on January 1, 2000, are considered as a monetary item, and may not be restated or depreciated.

Except as discussed in Note 10, investment in associated companies are valued according to the equity method and restated based on the restated financial statements of the companies. Other permanent investments are recorded at their acquisition cost and restated using factors derived from the NCPI.

Property held for lease, furniture and equipment, other assets and goodwill are recorded at their acquisition or construction cost and restated using factors derived from the NCPI through the most recent yearend, and their depreciation and amortization are calculated according to restated asset values and the useful life of each asset, or based on the term over which the benefit from the investment is expected to be realized.

Paid-in capital and the other stockholders' equity accounts are restated using factors derived from the NCPI cumulative from the date of contribution or generation through yearend.

- Statement of income:

Revenues, costs and expenses are restated from the month in which they arise through yearend, based on factors derived from the NCPI.

The gain from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated through yearend with the corresponding factor. Gains are the result of maintaining a net monetary liability position and losses are the result of maintaining a net monetary asset position in an inflationary period.

- Other statements:

The cumulative effect of restatement shown in the consolidated statement of changes in stockholders' equity results mainly from holding nonmonetary assets, which represents the change in the specific price levels of such assets as compared to the NCPI. This restatement effect was recognized through 1996, since up until then the Company restated property held for lease based on the values determined by independent appraisals.

The consolidated statements of changes in stockholders' equity and changes in financial position present the changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos as of the most recent yearend.

Cash and cash equivalents and restricted funds-

Cash equivalents are primarily short-term investments valued at market (cost plus accrued interest). Cash includes restricted funds with Bank of America, which are managed by GE Capital for as long as they are not applied by the latter to service the corresponding debt or to create reserves for various purposes related to the properties and will only be disposed under GE capital instructions.

Other assets-

Other assets consist primarily of initial leasing costs, such as commissions paid to real estate brokers . Initial leasing costs are amortized according to the terms of the lease agreements.

Goodwill-

Goodwill resulted from the acquisition of assets owned by Santa Fe III at prices greater than book value and will be amortized over 16 years, the term over which it is estimated that additional benefits will be generated from the investment. The amount amortized in 2001 and 2000 was $1,980 and $2,011, respectively.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Income taxes and employee profit sharing -

The Company determines and records income and asset taxes and employee profit sharing based on tax regulations in effect and in accordance Bulletin D-4 "Accounting for Income and Asset Taxes and Employee Profit Sharing", which became effective on January 1, 2000. This bulletin requires recognition of liabilities and assets resulting from deferred taxes on all temporary differences arising between the book and tax balances of assets and liabilities. The effect of the adoption of this bulletin was applied directly to stockholders' equity as established by the bulletin.

The Company records the deferred income and asset tax effects, based on the temporary differences between book and tax balances. Employee profit sharing has been calculated taking into consideration the temporary differences resulting from the reconciliation between the net income of the year and income for employee profit sharing purposes that are expected to reverse during a determined period. However, as of December 31, 2001 and 2000 there were no temporary differences with these characteristics.

The provision for deferred taxes for the year is determined by comparing the beginning and final deferred tax balances.

Employee benefits-

Under Mexican Labor Law, Servicios Corporativos G.C., S.A. de C.V. and Servicios Corporativos Administrativos en Construcción, S.A. de C.V., subsidiaries providing personnel services to the other companies, are liable for seniority premiums.

The Company's policy is to recognize a reserve equivalent to 100% of the maximum seniority premium liability. Management believes that due to the reduced number of employees, the recorded liability would not differ substantially from the liability determined by an actuarial calculation.

Indemnity payments to involuntarily terminated employees are charged to results in the period in which they are made.

As of December 31, 2001 and 2000, the liability for seniority premiums amounted to $330 and $357, respectively.

Security deposits-

Security deposits consist mainly of amounts provided by tenants to guarantee payment on the Company's leased spaces. Deposit amounts represent one or two months' rent, depending on the lease agreements in effect.

Recognition of revenues and costs-

Lease revenues and costs are recognized as rental payments become due and costs are incurred, respectively.

Revenues and costs from the sale of property are recognized using the percentage-of-completion method from the date of execution of the underlying purchase/sale agreements and provided certain requirements are met. The difference between the overall amount of revenues billed and/or collected according to the agreements and the amounts recorded in results is shown in the balance sheet as deferred credits or advance payments from clients, respectively. Common costs are recorded in results based on the relative sales value.

Services to third parties consist primarily of revenues from the management of parking facilities, appraisals and construction supervision fees, which are recognized as they accrue, according to the contracts signed with the customers.

Integral cost of financing-

Integral cost of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains or losses and gains or losses from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the integral cost of financing.

Certain subsidiaries capitalize the integral cost of financing incurred during the construction period for debt used to finance the construction of property. Capitalized amounts are amortized over the useful life of the project or are expensed at the time the project is sold. The integral cost of financing capitalized during 2001 and 2000 amounted to $6,846 and $4,356, respectively.

Earnings per share-

The basic earnings per share of each period were calculated by dividing the net majority income by the weighted average number of outstanding shares in each period.

Comprehensive income-

Comprehensive income is equal to the net consolidated income for the year since the Company has not generated any effects that require to be presented directly under stockholders' equity.

5 Foreign currency position

As of December 31, 2001 and 2000, assets and liabilities in foreign currency (U.S. dollars) were valued at the exchange rates of $9.01 and $9.4 per US dollar, respectively, except those with GE Capital, which were valued at the exchange rates of $9.26 and $9.8 per US dollar respectively.

As of December 31, 2001 and 2000, U.S. dollar-denominated assets and liabilities were as follows:

	Thousands of U.S. Dollars	
	2001	2000
Current assets	62,495	15,570
Liabilities-		
Current	(50,310)	(13,876)
Long-term	(287,108)	(192,204)
	(337,419)	(206,080)
Net liability position in foreign currency	(274,924)	(190,510)
Equivalent in thousands of Mexican pesos	$ (2,545,796)	$ (1,764,123)

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

As of February 28, 2002 (date of the latest financial information available), the unaudited foreign currency position was, similar of the yearend and the exchange rate was $9.18 per U.S. dollar.

The Company's most significant transactions in foreign currency were as follows:

	Thousands of U.S. Dollars	
	2001	2000
Revenues-		
Leasing	33,506	27,921
Sale of properties	2,897	5,614
Other	13,374	2,028
	49,777	35,563
Expenses-		
Interest	20,678	16,354
Rent	8	116
Amortization of commissions	835	995
Advisory services	797	198
Other	2,049	692
	24,367	18,355

6 Leasing activities:

The lease agreements establish monthly fixed and variable rental payments denominated mostly in U.S. dollars, to be revised on a semiannual and annual basis. During the years ended December 31, 2001 and 2000, the Company and its subsidiaries maintained an average occupancy rate of 95% of the property held for lease.

According to the lease agreements in effect as of December 31, 2001, future fixed rental payments, translated at the exchange rate of $9.26 per U.S. dollar, were as follows:

Year	Office Space	Industrial Space	Commercial Space	Total	
2002	$ 155,285	$ 194,745	$ 6,796	$ 356,826	
2003		144,481	230,461	6,141	381,083
2004	136,319	158,189	2,269	296,777	
2005	129,455	141,429	483	271,367	
2006 and thereafter	402,612	533,962	-	936,574	
	$ 968,152	$ 1,258,786	$ 15,689	$ 2,242,627	

As of December 31, 2001 and 2000, initial leasing costs to be amortized over the lease term amounted to $60,746 and $65,065, respectively, and are presented in other assets.

7 Cash, cash equivalents and restricted funds:

	2001		2000	
Cash	$ 28,906		$ 39,979	
Cash equivalents		59,751		53,5
Restricted funds	79,908		61,703	
	$ 168,565		$ 155,195	

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Notes to consolidated financial statements as of December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

8 Accounts receivable, net:

	2001	2000
Accounts receivable-		
Sale of properties (net of allowance for bad debts of $3,413 and $ 4,758, respectively)	$ 8,473	$ 9,857
Leasing	3,555	
	12,028	13,020
Recoverable taxes	78,281	17,481
Sundry debtors, net	62,314	67,640
	$ 152,623	$ 98,141

9 Property held for sale, net:

	2001	2000
Property	$ 275,093	$ 653,153
Less-		
Accumulated depreciation	(17,691)	(41,213)
Reserve for impairment	(181,422)	(364,327)
	$ 75,980	$ 247,613

10 Investment in associated companies, net:

Associated Company	Equity Percentage	Investment as of December 31 of 2001	Investment as of December 31 of 2000
Inmobiliaria Plaza Opción de los Insurgentes, S.A. de C.V. (IPOI)	37.09%	$ 57,815	$ 60,359
Fideicomiso F-3959 de Banco del Atlántico, S.A., Institución de Banca Múltiple	6.70%	28,948	30,222
		86,763	90,581
Reserve for impairment		(85,197)	(88,946)
		1,566	1,635
Cushman & Wakefield/GCI, S. de R.L. de C.V.	50%	18,170	18,110
Halff and G.C. Ingeniería, S. de R.L. de C.V.	51%	-	2,115
Other minor		5,787	6,036
Total		$ 25,523	$ 27,896

In order to recognize the effect of the changes in the economic environment, the Technical Committee of Fideicomiso F-3959 de Banco del Atlántico, S.A., Institución de Banca Múltiple (the trust fund), who is the owner of the property known as "Centro Insurgentes", decided to adjust the value of that property in 1999, based on an independent appraisal. In addition, the Company's management decided to sell the investment in shares it holds in IPOI and in the trust fund. In management's opinion, the carrying value of these investments exceeds the estimated realizable values. Consequently, a reserve for this difference was established in 1999. To date, these shares have not been commercialized yet.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

11 Property held for lease, net:

	2001	2000
Buildings	$ 2,800,886	$ 1,905,998
Less- Accumulated depreciation	(213,530)	(141,903)
	2,587,356	1,764,095
Undeveloped land	1,179,473	1,000,521
Construction-in-progress	109,715	213,935
Down payments on acquisition of properties	6,000	14,439
	$ 3,882,544	$ 2,992,990

Depreciation is calculated over the useful life of the properties, which ranges from 40 to 53 years.

Circular 55 "Suppletory Application of IAS 40", issued by the Accounting Principles Commission, suggests disclosing, among others, the fair value of investment properties. In order to comply with these regulations, the Company estimated the expected cash flows for those properties under lease. This was done considering the contracts that are currently negotiated, deducting estimated fixed expenses and using a market capitalization rate.

The fair value of properties held for lease determined using the method described above, is similar to the value which is recorded in the accompanying balance sheet. Such estimate is intrinsically uncertain since it is based on assumptions that will depend on present and future market conditions and the availability of capital.

Furthermore, the Accounting Principles Commission is in the process of issuing Bulletin C-15 "Impairment of Long-Lived Assets and their Retirement", which will become effective on January 1, 2003, although early adoption is recommended. This bulletin establishes the rules for recording the effects from the possible impairment of long-lived assets. Management believes that the adoption of this bulletin will not significantly affect the Company's financial position.

12 Furniture and equipment, net:

	2001	2000
Transportation equipment	$ 10,772	$ 11,385
Computer equipment	13,213	
Furniture and equipment	55,065	24,367
	79,050	44,648
Less- Accumulated depreciation	(15,151)	(15,912)
Down payments on acquisition of equipment	31,299	-
	$ 95,198	$ 28,736

Depreciation of restated furniture and equipment is calculated based on the estimated useful life of each asset, as follows:

	Average Number of Years
Transportation equipment	4
Computer equipment	3
Furniture and equipment	10

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

13 Other assets, net:

	2001		2000	
Initial leasing costs, net	$ 60,746		$ 65,065	
Expenses to be amortized, net		18,277		2
Other	248		6,815	
	$ 79,271		$ 93,632	

14 Financial liabilities and long-term debt:

	2001	2000
Payable in-		
US dollars	$ 2,203,194	$ 1,715,771
Units of investment (UDIs)	-	145,570
Mexican pesos	22,808	25,987
	2,226,002	1,887,328
Less- Financial liabilities and current portion of long-term debt	(99,002)	(222,359)
	$ 2,127,000	$ 1,664,969

Scheduled maturities of the financial debt as of December 31, 2001 are as follows:

Due in	Amount
2002	$ 99,002
2003	105,022
2004	114,966
2005	120,001
2006 and thereafter	1,787,011
	$ 2,226,002

The debt with G.E. Capital is susceptible of renegotiation for up to the overall debt amount. The outstanding balance, as of its established maturity in 2005, is restructured based on the Company's cash flows, market growth and the Company's own growth.

Debt may become due and payable in full if G. Acción falls under any of the assumptions specified in each loan contract. As of this date, all debt repayment terms have been complied with.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

At December 31, 2001, financial liabilities consisted mainly of bank loans granted to the following subsidiaries:

Payable in US dollars-	Outstanding Debt	Collateral	Lender	Interest Rate	Maturity
Inmobiliaria Plaza Opción Altavista, S.A. de C.V.	$ 20,870	Mortgage	G.E. Capital	8.44%	September 2005
Operadora de Centros Comerciales Opción, S.A. de C.V.	1,061,688	Mortgage	G.E. Capital	(*) 8.25%	(**)
Inmobiliaria Firpo Fiesta Coapa, S.A. de C.V.	295,257	Mortgage	G.E. Capital	10.53%	May/September 2008
Corporativo Opción Santa Fe II, S.A. de C.V.	251,341	Mortgage	G.E. Capital	(*) 12.17%	September 2005
Opción Jamantab, S.A. de C.V.	148,027	Mortgage	G.E. Capital	(*) 11.97%	September 2005
Opción Santa Fe III, S.A. de C.V.	141,478	Mortgage	G.E. Capital	(*) 11.60%	September 2005
Montes Urales III, S.A. de C.V.	167,150	Mortgage	G.E. Capital	(*) 8.44%	September 2005
Proyecto Comercial Acción, S.A. de C.V.	75,593	Mortgage	Inmobiliaria Bancomer	N/A	December 2009
Inmobiliaria Plaza Opción Altavista, S.A. de C.V.	41,790	Mortgage	Banco Inverlat	LIBOR plus 3.75 %	December 2012
Payable in Mexican pesos-					
Inmobiliaria Plaza Opción Altavista, S.A. de C.V.	22,808	Mortgage	Bancomer	TIIE plus 4.75% or TIIE by 1.25	December 2007
	$ 2,226,002				

(*) Weighted average of various rates.
(**) Various dates between September 2005 and August 2008.

As of December 31, 2001 the loans were secured with properties and, in certain cases, with the lease operating cash flows. As of that date, the book value of the assets pledged as collateral was $3,470,303.

15 Debentures convertible into capital stock:

On July 14, 1999, the Company and Peabody signed a financing contract for up to US$45 million for investment projects. This agreement is supported by the issuance of debentures convertible into capital stock of the Company.

Both the credit facility and the debentures are guaranteed by 49% of the shares of the following guarantor subsidiaries, which are deposited in a guaranty trust:

- Operadora de Centros Comerciales Opción, S.A. de C.V.
- Opción Jamantab, S.A. de C.V.
- Corporativo Opción Santa Fe II, S.A. de C.V.
- Inmobiliaria Plaza Opción Altavista, S.A. de C.V.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

To support the loan, the Company issued 42,566 nominative debentures with a par value of ten thousand Mexican pesos each, equivalent to a credit facility for up to $425,000 (nominal value), convertible into Class II, Series "B" no-par value common, nominative shares, representing the variable capital stock. The principal characteristics of the debentures are as follows:

(a) They bear fixed annual interest at 5% and variable interest equivalent to 85% of the net cash flows after interest, certain expenses and repayment of principal.

(b) They belong to a "single series", since they grant the bearers equal rights and obligations.

(c) They mature in six years with a one-year extension at the Company's option.

(d) They are payable is U.S. dollars.

(e) The debentures are susceptible of conversion into shares beginning February 28, 2003, according to the following characteristics:

Conversion terms -

(a) If on the date determined (i) all of the industrial properties owned by G. Acción have not been sold and the resources obtained from the sale have not been applied as specified in the document, (ii) the share's trading volume is greater than 3% of the overall Company shares and (iii) the trading multiple is greater than 11.5, the entire debenture debt will be automatically converted.

(b) If on the date determined (i) all of the industrial properties owned by G. Acción have not been sold and the resources obtained from the sale have not been applied as specified in the document, (ii) the share's trading volume is greater than 3% of the overall Company shares, (iii) the trading multiple is greater than 8.5 but lower than 11.5, and (iv) the parties agree to in writing to convert the entire debenture debt, then it will be automatically converted.

Under the amending agreement signed between the parties on June 28, 2001, the credit line increased to 52 millions, and the conversion process is as follows:

Conversion process:

(a) The net operating flow for the last 12 months, or the annualized flow for the properties under 12 months, acquired under the program with Peabody should be calculated and divided by 0.11 for the properties acquired before February 28, 2001 and by 0.115 for those acquired after February 28, 2001. However, if the conversion date is between January 1, 2004 and the sixth anniversary, if the parties agree to this, the calculation will be as follows: the net operating flow for the last 12 months, or the annualized flow for the properties under 12 months, acquired under the program with Peabody should be divided by 0.115 for the properties acquired before February 28, 2001 and by 0.12 for the properties acquired after February 28, 2001.

(b) The balance of the corresponding bank loans and interest payable, as well as certain permitted expenses described in the financing contract, should be subtracted from the result obtained in the above point.

(c) Eighty-five percent of the net result will be Peabody's conversion value.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

(d) Peabody's net conversion value will be divided by 95% of the average weekly value of the 12 weeks prior to the conversion date.

If the "Conversion Terms" are not met, Peabody is entitled to sell the properties.

Based on the conversion procedure described above and assuming that in the future the decission decides to carry out the conversion is taken, or the conditions necessary for such conversion are generated, the effects on the earnings per share and the number of shares are as follows:

Diluted earning per majority share (in Mexican pesos)	$	1.03
Weighted average number of dilutive shares		217,485,137

It should be mentioned that these values will be modified due to the impact of market conditions prevailing at the date of a potential conversion on the assumptions.

The net income for the period used for purposes of this calculation has been modified by eliminating the integral cost of financing, net of taxes, as if the conversion had been made at the beginning of the year.

The debentures may be paid in advance if certain conditions are met.

The Company is obligated to comply with certain requirements such as maintaining various financial ratios with respect to total consolidated debt, maintain the required indexes on income before depreciation and amortization and on the consolidated stockholders' equity and consolidated working capital, among others. The Company has complied satisfactorily with these requirements except for the consolidated working capital index as of December 31, 2001 and 2000. The Company obtained a waiver for such noncompliance.

As of December 31, 2001, the Company had made draws of $480,090 against this credit facility, equivalent to US$52 million, and 48,009 convertible debentures.

16 Related-party transactions and balances:

The following significant transactions were carried out with related parties:

	2001	2000
Revenues-		
Administrative services	$ 5,200	$ 1,302
Leasing		-
Other	20	46
	$ 5,220	$ 3,328
Expenses-		
Advisory services	$ 3,898	$ 4,220
Other		1
	$ 3,899	$ 4,264

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Intercompany balances at December 31 were as follows:

	2001	2000
Receivables-		
Inmobiliaria Berrendo, S.A. de C.V.	$ 4,707	$
Other		712
	$ 5,419	$ 493
Payables-		
Central Parking System Corporation	$ 69,768	$ 42,824
Inmobiliaria Plaza Opción de los Insurgentes, S.A. de C.V.		131
Inmobiliaria Berrendo, S.A. de C.V.	-	22
	$ 69,899	$ 43,150

17 Tax environment:

Income and asset tax regulations-

The Company is subject to income taxes which are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. Until 2001 the income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings.

As of 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rate will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

The Company is also subject to asset taxes, which are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Beginning in 1999, the Company was authorized by the Secretariat of Finance and Public Credit, through official letter 325-SAT-VII-C944, to file a consolidated income and asset tax return including certain subsidiaries.

Employee profit sharing-

The income for purposes of employee profit sharing does not consider the inflationary component. Tax depreciation is based on historical rather than restated values. Employee profit sharing has been determined on the basis of the results of each individual administrative service company.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Tax loss carryforwards and recoverable asset taxes-

At December 31, 2001, some companies had individual and consolidated tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following amounts:

	Tax Loss Carryforwards		Recoverable Asset Taxes	
Expiration Date	Individual	Consolidated	Individual	Consolidated
2002	$ 6,293	$ -	$ 1,723	$
2003		24,759	-	4,756
2004	14,604	-	2,223	-
2005	74,434	-	6,261	-
2006	24,174	-	1,538	-
2007	79,910	-	5,574	-
2008	74,489	-	5,653	-
2009	66,003	-	11,768	-
2010	32,713	16,009	-	15,184
2011	27,961	-	-	21,218
	$ 425,340	$ 16,009	$ 39,496	$ 36,402

Deferred income and asset taxes -

The temporary differences that generated a deferred tax (asset) liability in conformity with Bulletin D-4 are as follows:

	2001	2000	
Property and equipment	$ 243,702	$ 190,325	
Reserves		(4,160)	(8
Tax loss carryforwards	(154,473)	(178,253)	
Recoverable asset taxes	(75,898)	(53,644)	
Other	48,957	41,305	
	$ 58,128	$ (8,712)	

18 Stockholders' equity:

During a General Extraordinary Stockholders' Meeting held on September 8, 1998, the decision was made to enter into a strategic alliance with Trinet Corporate Realty Trust, Inc. (Trinet) through an investment and association agreement. In order for this agreement to be executed, the Company decided to issue subordinated debentures mandatorily convertible into capital stock to be subscribed by Trinet, with a par value of one US dollar each, or its equivalent in Mexican pesos at the exchange rate in effect at the time of contribution. Such debentures are collateralized for up to 10,000,000 Class I Series "B" shares held at the Company's treasury. The debentures' exchange factor will be one debenture for 1.25 Class I Series "B" share. As of December 31, 2000, 2 million debentures convertible into capital stock, in the amount of US$2 million, had been issued.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

During a Board of Directors' Meeting held on September 8, 1998, a stock option plan for certain Company employees was approved. The plan establishes the creation of a trust fund whereby share promise and subscription agreements will be executed. Shares repurchased through the trust fund's effective date will be added to the trust fund's equity. As of December 31, 2001, the number of shares amounted to 2,649,559, equivalent to $20,082.

As of December 31, 2001, the capital stock of the Company was $57,154 (at nominal value), made up of 231,542,848 shares, of which 125,540,698, Series "B" no-par value common shares are fully subscribed and paid, and 106,002,150 are held in the Company's treasury. These shares are intented to be used for the debentures conversion, which 4,002,150 and 102,000,000 shares are assigned to Trinet and Peabody, respectively.

As of 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

The annual net income of each company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of outstanding capital stock. This reserve may not be distributed to stockholders during the existence of the companies, except in the form of a stock dividend.

19 General expenses:

	2001	2000
Salaries	$ 25,733	$ 20,463
Rent		942
Fees	11,028	12,106
Other	14,316	26,725
	$ 52,019	$ 59,294

20 Commitments and contingencies:

Commitments-

On January 5, 2001, Inmobiliaria Opción Los Nogales, S.A. de C.V. (Los Nogales), a subsidiary company, through the trust fund Fideicomiso F-6231 de Banco del Atlántico, S.A., Institución de Banca Múltiple, entered into a purchase/sale agreement with Flex N Gate México, S. de R.L. de C.V. with respect to a lot in Parque Industrial Los Nogales, Guanajuato, Gto. Los Nogales must comply with all the obligations established in the contract, among which the most important are to finish the infrastructure and the installation of public utilities. As of the date of issuance of the financial statements there are certain commitments that have not been complied with, which are being negotiated with the client.

Contingencies-

There are various contingent liabilities derived from certain claims against the Company. In the opinion of management and their legal counsel, the resolution of these matters will not have a significant adverse impact on the financial statements of the Company.

21 Subsequent events:

During 2002, the Company signed an agreement for strategic participation with AMB Property L.P. (AMB), one of the largest owners and operators of industrial real estate in the U.S.

This partnership has been formed to acquire, develop and operate industrial properties in Mexico.

As a result of this association, the Company will receive fees for services rendered and the corresponding return on its investment. However, the Company is not obligated to guarantee the return on the investments of each project, resulting from this association.

22 Reclassification of prior year financial statements:

Certain amounts in the financial statements as of December 31, 2000 have been reclassified in order to conform to the presentation of the financial statements as of December 31, 2001.

Headquarters
Oficinas Corporativas

G.Acción, S.A. de C.V.
Av. Prolongación Paseo
de la Reforma 1236, Piso 9,
Santa Fe 05348 México, D.F.
Tel. (5255) 50 81 08 00
Fax. (5255) 50 81 08 80
www.gaccion.com.mx

Guadalajara

Pedro Moreno 1677 Int.A
Col. Americana 44150
Guadalajara, Jalisco.
Tel/Fax (523) 616 10 11 / 23 98

Tijuana

Francisco Javier Mina 1551-2001
Zona Río 22320
Tijuana, B.C.
Tel. (52664) 634 17 70
Fax. (52664) 684 04 06
geo@gaccion.com.mx

G.Acción's Officers
Directores de G.Acción

Pablo Escandón Cusi
Chairman of the Board
Presidente del Consejo de Administración

Luis Gutiérrez Guajardo
Chief Executive Officer
Presidente Ejecutivo y Director General

Héctor Ibarzábal Guerrero
Executive Vice President and CFO
Director General Adjunto

Jesús Barrera Villar
Vice President Construction
Director de Construcción

Rafael Berumen de Cervantes
Vice President Asset Management
Director de Administración de Activos

Ignacio Cervantes Trejo
General Counsel
Director Jurídico

Jorge Girault Facha
Vice President Finance
Director de Planeación Financiera

Gerardo Ramírez Borbo
Vice President Operations
Director de Inversiones y Operaciones

Víctor Lachica Bravo
Cushman & Wakefield
CEO
Director General

Manuel Peña Núñez
Central Parking System México
CEO
Director General

Strategic Alliances
Empresas Filiales

Cushman & Wakefield
Montes Urales 505, 1er piso
Lomas de Chapultepec
Tel. (5255) 52 01 41 00
Fax. (5255) 52 01 41 92
www.cushwake.com.mx

Central Parking System México
Blvd. M. Ávila Camacho 191-8D
Los Morales, Polanco
11570 México, D.F.
Tel. (5255) 55 80 24 77
Fax. (5255) 55 80 37 79
www.cpsm.com.mx

Investor Relations Department
Relación con Inversionistas

Jorge Girault Facha
jgf@gaccion.com.mx
Tel. (5255) 50 81 08 26
Fax. (5255) 50 81 08 85

Investor Relations Agency
Agencia de Relación con Inversionistas

Blanca Hirani
i-Advize Corporate Communication Inc.
82 Wall Street No. 515 10005 N.Y., N.Y.
Tel. (212) 406 36 93
Fax. (212) 509 77 11
www.i-advize.com

G.Acción, S.A. de C.V.
Av. Prolongación Paseo
de la Reforma 1236 Piso 9
Santa Fe 05348 México, D.F.
Tel. [5255] 50 81 08 00
Fax. [5255] 50 81 08 80
www.gaccion.com.mx

GACCION B

Translation of a report originally issued in Spanish

(See Note 1 to the financial statements)

To the Stockholders of G. Acción, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of G. ACCIÓN, S.A. DE C.V. AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of G. Acción, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

The accompanying consolidated financial statements and this report have been translated from those issued in Spanish into the English language. The accounting practices of the Company used in preparing the accompanying financial statements conform with accounting principles generally accepted in Mexico (Mexican GAAP), but do not conform with accounting principles generally accepted in other countries. The effects of the differences between Mexican GAAP and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used, have not been quantified; Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders' equity and changes in financial position in conformity with accounting principles generally accepted in the countries of users of the financial statements.

Ruiz, Urquiza y Cía., S.C.

CPA Miguel Angel del Barrio Burgos

March 22, 2002

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Consolidated balance sheets as of December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Assets	2001		2000	
Current:				
Cash, cash equivalents and restricted funds	$ 168,565		$ 155,195	
Accounts receivable, net		152,623		98,14
Accounts receivable from related companies	5,419		493	
Prepaid expenses	5,685		2,293	
Property held for sale	75,980		247,613	
Total current assets	408,272		503,735	
Investment in associated companies, net	25,523		27,896	
Property held for lease, net	3,882,544		2,992,990	
Furniture and equipment, net	95,198		28,736	
Other assets, net	79,271		93,632	
Goodwill, net	35,733		37,713	
Deferred income and asset taxes	-		8,712	
	$ 4,526,541		$ 3,693,414	

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish
G. Acción, S.A. de C.V. and Subsidiaries
Consolidated balance sheets as of December 31, 2001 and 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Liabilities and stockholders' equity	2001	2000
Current liabilities:		
Financial liabilities and current portion of long-term debt	$ 99,002	$ 222,359
Other accounts payable and accrued liabilities	67,066	70,87
Accounts payable to related companies	69,899	43,150
Income and asset taxes payable	2,754	5,632
Total current liabilities	238,721	342,011
Long-term debt	2,127,000	1,664,969
Debentures convertible into capital stock	480,090	275,006
Security deposits	22,672	29,343
Deferred income and asset taxes	58,128	-
Stockholders' equity:		
Paid-in capital-		
Capital stock	57,154	57,154
Restatement	132,000	132,000
Shares in trust fund	(20,082)	(15,706)
Additional paid-in capital	912,376	912,376
Debentures convertible into capital stock	18,520	20,462
Other capital-		
Reserve for repurchase of own shares	58,259	58,259
Accumulated losses	(282,446)	(493,828)
Cumulative initial effect of deferred income taxes	60,196	60,196
Cumulative restatement effect	617,862	617,862
	1,553,839	1,348,775
Minority interest	46,091	33,310
Total stockholders' equity	1,599,930	1,382,085
	$ 4,526,541	$ 3,693,414

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Consolidated statements of income

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001		2000	
Revenues:				
Leasing	$ 352,774		$ 331,993	
Sale of properties		217,968		84,14
Services provided to third parties	95,255		74,018	
Other	32,520		-	
	698,517		490,159	
Costs:				
Leasing-				
Real estate tax	40,847		45,651	
Maintenance	6,643		3,304	
Other	3,263		3,077	
	50,753		52,032	
Real estate developments	180,874		53,414	
Services from third parties	59,865		33,194	
	291,492		138,640	
Gross profit	407,025		351,519	
General expenses	52,019		59,294	
Operating income before depreciation and amortization	355,006		292,225	
Depreciation and amortization	94,446		96,561	
Net operating income	260,560		195,664	
Integral cost of financing:				
Interest expense	(205,134)		(212,552)	
Interest income	15,878		10,738	
Exchange (loss) gain, net	151,309		(27,740)	
Gain from monetary position	97,056		136,771	
	59,109		(92,783)	
Other income, net	3,145		6,818	
Income before provisions and equity in results of associated companies	322,814		109,699	

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Consolidated statements of income

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Provisions for:		
Income taxes	24,384	19,219
Deferred income and asset taxes	50,418	(1,126)
Asset taxes	23,817	14,692
	98,619	32,785
Income before equity in results of associated companies	224,195	76,914
Equity in results of associated companies	(32)	8,363
Net income for the year	$ 224,163	$ 85,277
Net income applicable to:		
Majority stockholders	$ 211,382	$ 74,833
Minority stockholders	12,781	10,4
	$ 224,163	$ 85,277
Basic earnings per majority share (Mexican pesos)	$ 1.65	$ 0.58
Weighted average number of shares outstanding-basic	128,040,698	128,040,698

See information related to diluted earnings per share and diluted weighted average number of shares in Note 15

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in stockholders' equity

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

		Paid-in Capital				
	Outstanding Shares	Capital Stock	Restatement	Shares in Trust Fund	Additional Paid-in Capital	Debentures Convertible into Capital Stock
Balances as of December 31, 1999 before change in accounting policy	128,040,698	$ 57,154	$ 132,000	$ (14,763)	$ 912,376	$ 21,840
Cumulative effect of deferred income and asset taxes	-	-	-	-	-	-
Balances as of January 1, 2000, as adjusted	128,040,698	57,154	132,000	(14,763)	912,376	21,840
Employee stock plan	-	-	-	(943)	-	-
Effect of restatement and exchange fluctuations	-	-	-	-	-	(1,378)
Net income for the year	-	-	-	-	-	-
Balances as of December 31, 2000	128,040,698	57,154	132,000	(15,706)	912,376	20,462
Employee stock plan	-	-	-	(4,376)	-	-
Effect of restatement and exchange fluctuations	-	-	-	-	-	(1,942)
Net income for the year	-	-	-	-	-	-
Balances as of December 31, 2001	128,040,698	$ 57,154	$ 132,000	$ (20,082)	$ 912,376	$ 18,520

	Other Capital				
Reserve for Repurchase of Own Shares	Accumulated Losses	Cumulative Initial Effect of Deferred Income Taxes	Cumulative Restatement Effect	Minority Interest	Total Stockholders' Equity
$ 58,259	$ (568,661)	$	$ - 617,862	$ 27,456	$ 1,243,523
-	-	60,196	-	(4,590)	55,606
58,259	(568,661)	60,196	617,862	22,866	1,299,129
-	-	-	-	-	(943)
-	-	-	-	-	(1,378)
-	74,833	-	-	10,444	85,277
58,259	(493,828)	60,196	617,862	33,310	1,382,085
-	-	-	-	-	(4,376)
-	-	-	-	-	(1,942)
-	211,382	-	-	12,781	224,163
$ 58,259	$ (282,446)	$ 60,196	$ 617,862	$ 46,091	$ 1,599,930

The accompanying notes are an integral part of these consolidated statements

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Operating activities:		
Net income for the year	$ 224,163	$ 85,277
Add (deduct)- Items that did not require (generate) funds		
Depreciation and amortization	94,446	96,561
Equity in results of associated companies	32	(8,363)
Deferred income and asset taxes	50,418	(1,126)
	369,059	172,349
Changes in working capital-		
Accounts receivable	(54,482)	50,639
Accounts receivable from related companies	(4,926)	(1,401)
Prepaid expenses	(3,393)	12,439
Accounts payable to related companies, other accounts payable and accrued liabilities	22,945	(29,870)
Deferred credits	-	(23,769)
Income and asset taxes payable	(2,878)	(13,288)
Security deposits	(6,670)	358
Other	16,358	4,062
	(33,046)	(830)
Net resources generated by operating activities	336,013	171,519
Financing activities:		
Financial liabilities in real terms	418,216	652,280
Effect of restatement of financial liabilities	(79,542)	(110,661)
Accounts payable from acquisition of property	-	(82,159)
Debentures convertible into capital stock in real terms	216,674	151,299
Effect of restatement of debentures convertible into capital stock	(11,590)	(11,214)
Employee stock plan	(4,376)	(943)
Effect of restatement and exchange fluctuations	(1,942)	(1,378)
Net resources generated by financing activities	537,440	597,224

Translation of financial statements originally issued in Spanish

G. Acción, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in financial position

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Investing activities:		
Investment in associated companies	2,405	(614)
Investment in subsidiary, net	-	(67,103)
Acquisition of property, furniture and equipment, net	(859,257)	(682,494)
Other assets and goodwill	(3,231)	(29,958)
Net resources used in investing activities	(860,083)	(780,169)
Increase (decrease) in cash, cash equivalents and restricted funds	13,370	(11,426)
Cash, cash equivalents and restricted funds at beginning of the year	155,195	166,621
Cash, cash equivalents and restricted funds at end of the year	$ 168,565	$ 155,195

The accompanying notes are an integral part of these consolidated statements.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

1 Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP). Certain accounting practices applied by the Company that conform with Mexican GAAP do not conform with accounting principles generally accepted in other countries.

2 Activities and significant events:

Activities.-

G. Acción, S.A. de C. V., ("G. Acción" or the "Company") is the holding company of a group of companies that are mainly engaged in real estate development, leasing, purchasing, selling and management activities. The Company focused its business strategy on the acquisition, sale and marketing of properties built for industrial purposes and to be used as corporate offices. Consequently, management decided to sell the properties with commercial spaces, while they are being leased.

Significant events.-

During 2001, the Company drew US$20.6 million from the financing contract entered into with Peabody (related party) in 1999, which establishes a credit facility of up to US$52 million for the acquisition of real estate projects. This loan is being documented through the issuance of debentures convertible into capital stock. As of December 31, 2001, draws amounted to US$51.3 million.

During March and June 2001, the Company sold Plaza Opción Río Magdalena and Plaza Cuernavaca. Likewise, during 2001 the Company increased its industrial portfolio in Northern Mexico through the acquisition of 78,400 m2 mainly in Ciudad Juárez, Monterrey, Saltillo and Reynosa, where Operadora de Centros Comerciales Opción (OCCO) acquired six industrial facilities for a total of $321 million. Furthermore, Firpo Fiesta Coapa acquired a office building in Monterrey, N.L. for $337 million.

As of December 2001 the Company owns a portfolio of 522,621m2 for office developments and industrial facilities, with an occupancy rate of 95%.

3 Basis of consolidation:

The accompanying consolidated financial statements include the financial statements of G. Acción, S.A. de C.V. and those of its subsidiaries where control is exercised. All significant intercompany balances and transactions have been eliminated in consolidation.

Equity in results and changes in equity of subsidiaries that are bought or sold during the year are included in the financial statements from or up to the date of the transactions and are restated in terms of the purchasing power of the Mexican peso at yearend.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

G. Acción's principal subsidiaries and its ownership percentage are as follows:

Subsidiary	Equity Percentage	Main Assets or Activities
Operadora de Centros Comerciales Opción, S.A. de C.V.	99.99%	- Commercial spaces in two shopping centers: Plaza el Salado and Plaza Oriente in Mexico City - Thirty one industrial facilities (spaces for maquiladoras)
Opción Jamantab, S.A. de C.V.	99.99%	- Office spaces (Montes Urales I) - Two industrial facilities (spaces for maquiladoras)
Corporativo Opción Santa Fe II, S.A. de C.V.	99.99%	- Office spaces (Santa Fe II) - Two industrial facilities (space for maquiladoras)
Inmobiliaria Plaza Opción Altavista, S.A. de C.V.	99.99%	- Office spaces in Interlomas, Estado de México and México, D.F. - Commercial spaces in the shopping center Pabellón Altavista
Opción Santa Fe III, S.A. de C.V.	99.99%	- Office spaces (Santa Fe III)
Montes Urales III, S.A. de C.V.	89.29%	- Office spaces (Montes Urales III)
Recinto Grupo Inmobiliario, S.A. de C.V.	99.99%	- Land for housing units
Inmobiliaria Firpo Fiesta Coapa, S.A. de C.V.	99.99%	- Two industrial facilities - Office spaces in a building in Monterrey, N.L.
Inmobiliaria Opción Los Nogales, S.A. de C.V.	99.89%	- Industrial park in Guanajuato, Gto.
Servicios Corporativos G.C., S.A. de C.V.	99.90%	- Provides administrative services to G. Acción and the other subsidiaries
Central Parking System México, S.A. de C.V.	50.00%	- Provides administrative services and operates parking facilities
Galería de Galerías San Angel, S.A. de C.V.	99.96%	- Owns 6.7% of the multi-purpose project known as Centro Insurgentes
Proyecto Comercial Acción, S.A. de C.V.	99.99%	- Office spaces
Opción la Fe, S.A. de C.V.	99.99%	- Land for the construction of new developments in Santa Fe, México D.F.
Servicios Corporativos Administrativos en Construcción, S.A. de C.V.	99.99%	- Provides construction labor to G. Acción and the other subsidiaries

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Subsidiary	Equity Percentage	Main Assets or Activities
Inmobiliaria Acción del Centro, S.A. de C.V.	99.99%	- Development of office spaces
Centro de Acopio Tepozotlán, S.A. de C.V.	99.99%	- Industrial facilities

4 Significant accounting policies:

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the consolidated financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

Change in accounting policy-

Bulletin C-2, "Financial Instruments", requires that all the effects of contracted financial instruments be recorded as assets or liabilities, using different valuation methods. The majority financial instruments contracted for financing purposes are valued at cost and affect the integral cost of financing in each accounting period. As of December 31, 2001, the financial position of the Company was not modified as a result of the adoption of this bulletin.

Recognition of the effects of inflation in the financial information-

The consolidated financial statements comprehensively recognize the effects of inflation according to provisions under Bulletin B-10. All financial statement amounts and related notes are presented in constant Mexican pesos as of December 31, 2001, in order to make them comparable with the most recent balance sheet presented. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power. Factors derived from the National Consumer Price Index (NCPI) published by Banco de México were applied to restate the consolidated financial statements to constant Mexican pesos.

To recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures were as follows:

- Balance sheet:

Property held for sale net of depreciation was restated through December 31, 1999, using factors derived from the NCPI from the date of acquisition or construction. As a result of the matters explained in Note 2, these properties have been valued at their estimated realizable value and beginning on January 1, 2000, are considered as a monetary item, and may not be restated or depreciated.

Except as discussed in Note 10, investment in associated companies are valued according to the equity method and restated based on the restated financial statements of the companies. Other permanent investments are recorded at their acquisition cost and restated using factors derived from the NCPI.

Property held for lease, furniture and equipment, other assets and goodwill are recorded at their acquisition or construction cost and restated using factors derived from the NCPI through the most recent yearend, and their depreciation and amortization are calculated according to restated asset values and the useful life of each asset, or based on the term over which the benefit from the investment is expected to be realized.

Paid-in capital and the other stockholders' equity accounts are restated using factors derived from the NCPI cumulative from the date of contribution or generation through yearend.

- Statement of income:

Revenues, costs and expenses are restated from the month in which they arise through yearend, based on factors derived from the NCPI.

The gain from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated through yearend with the corresponding factor. Gains are the result of maintaining a net monetary liability position and losses are the result of maintaining a net monetary asset position in an inflationary period.

- Other statements:

The cumulative effect of restatement shown in the consolidated statement of changes in stockholders' equity results mainly from holding nonmonetary assets, which represents the change in the specific price levels of such assets as compared to the NCPI. This restatement effect was recognized through 1996, since up until then the Company restated property held for lease based on the values determined by independent appraisals.

The consolidated statements of changes in stockholders' equity and changes in financial position present the changes in constant Mexican pesos, according to the financial position at prior yearend, restated to Mexican pesos as of the most recent yearend.

Cash and cash equivalents and restricted funds-

Cash equivalents are primarily short-term investments valued at market (cost plus accrued interest). Cash includes restricted funds with Bank of America, which are managed by GE Capital for as long as they are not applied by the latter to service the corresponding debt or to create reserves for various purposes related to the properties and will only be disposed under GE capital instructions.

Other assets-

Other assets consist primarily of initial leasing costs, such as commissions paid to real estate brokers . Initial leasing costs are amortized according to the terms of the lease agreements.

Goodwill-

Goodwill resulted from the acquisition of assets owned by Santa Fe III at prices greater than book value and will be amortized over 16 years, the term over which it is estimated that additional benefits will be generated from the investment. The amount amortized in 2001 and 2000 was $1,980 and $2,011, respectively.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Income taxes and employee profit sharing.-

The Company determines and records income and asset taxes and employee profit sharing based on tax regulations in effect and in accordance Bulletin D-4 "Accounting for Income and Asset Taxes and Employee Profit Sharing", which became effective on January 1, 2000. This bulletin requires recognition of liabilities and assets resulting from deferred taxes on all temporary differences arising between the book and tax balances of assets and liabilities. The effect of the adoption of this bulletin was applied directly to stockholders' equity as established by the bulletin.

The Company records the deferred income and asset tax effects, based on the temporary differences between book and tax balances. Employee profit sharing has been calculated taking into consideration the temporary differences resulting from the reconciliation between the net income of the year and income for employee profit sharing purposes that are expected to reverse during a determined period. However, as of December 31, 2001 and 2000 there were no temporary differences with these characteristics.

The provision for deferred taxes for the year is determined by comparing the beginning and final deferred tax balances.

Employee benefits.-

Under Mexican Labor Law, Servicios Corporativos G.C., S.A. de C.V. and Servicios Corporativos Administrativos en Construcción, S.A. de C.V., subsidiaries providing personnel services to the other companies, are liable for seniority premiums.

The Company's policy is to recognize a reserve equivalent to 100% of the maximum seniority premium liability. Management believes that due to the reduced number of employees, the recorded liability would not differ substantially from the liability determined by an actuarial calculation.

Indemnity payments to involuntarily terminated employees are charged to results in the period in which they are made.

As of December 31, 2001 and 2000, the liability for seniority premiums amounted to $330 and $357, respectively.

Security deposits.-

Security deposits consist mainly of amounts provided by tenants to guarantee payment on the Company's leased spaces. Deposit amounts represent one or two months' rent, depending on the lease agreements in effect.

Recognition of revenues and costs.-

Lease revenues and costs are recognized as rental payments become due and costs are incurred, respectively.

Revenues and costs from the sale of property are recognized using the percentage-of-completion method from the date of execution of the underlying purchase/sale agreements and provided certain requirements are met. The difference between the overall amount of revenues billed and/or collected according to the agreements and the amounts recorded in results is shown in the balance sheet as deferred credits or advance payments from clients, respectively. Common costs are recorded in results based on the relative sales value.

Services to third parties consist primarily of revenues from the management of parking facilities, appraisals and construction supervision fees, which are recognized as they accrue, according to the contracts signed with the customers.

Integral cost of financing-

Integral cost of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains or losses and gains or losses from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and the assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the integral cost of financing.

Certain subsidiaries capitalize the integral cost of financing incurred during the construction period for debt used to finance the construction of property. Capitalized amounts are amortized over the useful life of the project or are expensed at the time the project is sold. The integral cost of financing capitalized during 2001 and 2000 amounted to $6,846 and $4,356, respectively.

Earnings per share-

The basic earnings per share of each period were calculated by dividing the net majority income by the weighted average number of outstanding shares in each period.

Comprehensive income-

Comprehensive income is equal to the net consolidated income for the year since the Company has not generated any effects that require to be presented directly under stockholders' equity.

5 Foreign currency position

As of December 31, 2001 and 2000, assets and liabilities in foreign currency (U.S. dollars) were valued at the exchange rates of $9.01 and $9.4 per US dollar, respectively, except those with GE Capital, which were valued at the exchange rates of $9.26 and $9.8 per US dollar respectively.

As of December 31, 2001 and 2000, U.S. dollar-denominated assets and liabilities were as follows:

	Thousands of U.S. Dollars	
	2001	2000
Current assets	62,495	15,570
Liabilities-		
Current	(50,310)	(13,876)
Long-term	(287,108)	(192,204)
	(337,419)	(206,080)
Net liability position in foreign currency	(274,924)	(190,510)
Equivalent in thousands of Mexican pesos	$ (2,545,796)	$ (1,764,123)

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

As of February 28, 2002 (date of the latest financial information available), the unaudited foreign currency position was, similar of the yearend and the exchange rate was $9.18 per U.S. dollar.

The Company's most significant transactions in foreign currency were as follows:

	Thousands of U.S. Dollars	
	2001	2000
Revenues-		
Leasing	33,506	27,921
Sale of properties	2,897	5,614
Other	13,374	2,028
	49,777	35,563
Expenses-		
Interest	20,678	16,354
Rent	8	116
Amortization of commissions	835	995
Advisory services	797	198
Other	2,049	692
	24,367	18,355

6 Leasing activities:

The lease agreements establish monthly fixed and variable rental payments denominated mostly in U.S. dollars, to be revised on a semiannual and annual basis. During the years ended December 31, 2001 and 2000, the Company and its subsidiaries maintained an average occupancy rate of 95% of the property held for lease.

According to the lease agreements in effect as of December 31, 2001, future fixed rental payments, translated at the exchange rate of $9.26 per U.S. dollar, were as follows:

Year	Office Space	Industrial Space	Commercial Space	Total	
2002	$ 155,285	$ 194,745	$ 6,796	$ 356,826	
2003		144,481	230,461	6,141	381,083
2004	136,319	158,189	2,269	296,777	
2005	129,455	141,429	483	271,367	
2006 and thereafter	402,612	533,962	-	936,574	
	$ 968,152	$ 1,258,786	$ 15,689	$ 2,242,627	

As of December 31, 2001 and 2000, initial leasing costs to be amortized over the lease term amounted to $60,746 and $65,065, respectively, and are presented in other assets.

7 Cash, cash equivalents and restricted funds:

	2001		2000	
Cash	$ 28,906		$ 39,979	
Cash equivalents		59,751		53,5
Restricted funds	79,908		61,703	
	$ 168,565		$ 155,195	

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

8 Accounts receivable, net:

	2001		2000
Accounts receivable-			
Sale of properties (net of allowance for bad debts of $3,413 and $ 4,758, respectively)	$ 8,473		$ 9,857
Leasing		3,555	3
	12,028		13,020
Recoverable taxes	78,281		17,481
Sundry debtors, net	62,314		67,640
	$ 152,623		$ 98,141

9 Property held for sale, net:

	2001	2000
Property	$ 275,093	$ 653,153
Less-		
Accumulated depreciation	(17,691)	(41,213)
Reserve for impairment	(181,422)	(364,327)
	$ 75,980	$ 247,613

10 Investment in associated companies, net:

Associated Company	Equity Percentage	Investment as of December 31 of 2001	2000
Inmobiliaria Plaza Opción de los Insurgentes, S.A. de C.V. (IPOI)	37.09%	$ 57,815	$ 60,359
Fideicomiso F-3959 de Banco del Atlántico, S.A., Institución de Banca Múltiple	6.70%	28,948	30,222
		86,763	90,581
Reserve for impairment		(85,197)	(88,946)
		1,566	1,635
Cushman & Wakefield/GCI, S. de R.L. de C.V.	50%	18,170	18,110
Halff and G.C. Ingeniería, S. de R.L. de C.V.	51%	-	2,115
Other minor		5,787	6,036
Total		$ 25,523	$ 27,896

In order to recognize the effect of the changes in the economic environment, the Technical Committee of Fideicomiso F-3959 de Banco del Atlántico, S.A., Institución de Banca Múltiple (the trust fund), who is the owner of the property known as "Centro Insurgentes", decided to adjust the value of that property in 1999, based on an independent appraisal. In addition, the Company's management decided to sell the investment in shares it holds in IPOI and in the trust fund. In management's opinion, the carrying value of these investments exceeds the estimated realizable values. Consequently, a reserve for this difference was established in 1999. To date, these shares have not been commercialized yet.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

11 Property held for lease, net:

	2001	2000
Buildings	$ 2,800,886	$ 1,905,998
Less- Accumulated depreciation	(213,530)	(141,903)
	2,587,356	1,764,095
Undeveloped land	1,179,473	1,000,521
Construction-in-progress	109,715	213,935
Down payments on acquisition of properties	6,000	14,439
	$ 3,882,544	$ 2,992,990

Depreciation is calculated over the useful life of the properties, which ranges from 40 to 53 years.

Circular 55 "Suppletory Application of IAS 40", issued by the Accounting Principles Commission, suggests disclosing, among others, the fair value of investment properties. In order to comply with these regulations, the Company estimated the expected cash flows for those properties under lease. This was done considering the contracts that are currently negotiated, deducting estimated fixed expenses and using a market capitalization rate.

The fair value of properties held for lease determined using the method described above, is similar to the value which is recorded in the accompanying balance sheet. Such estimate is intrinsically uncertain since it is based on assumptions that will depend on present and future market conditions and the availability of capital.

Furthermore, the Accounting Principles Commission is in the process of issuing Bulletin C-15 "Impairment of Long-Lived Assets and their Retirement", which will become effective on January 1, 2003, although early adoption is recommended. This bulletin establishes the rules for recording the effects from the possible impairment of long-lived assets. Management believes that the adoption of this bulletin will not significantly affect the Company's financial position.

12 Furniture and equipment, net:

	2001	2000
Transportation equipment	$ 10,772	$ 11,385
Computer equipment	13,213	
Furniture and equipment	55,065	24,367
	79,050	44,648
Less- Accumulated depreciation	(15,151)	(15,912)
Down payments on acquisition of equipment	31,299	-
	$ 95,198	$ 28,736

Depreciation of restated furniture and equipment is calculated based on the estimated useful life of each asset, as follows:

	Average Number of Years
Transportation equipment	4
Computer equipment	3
Furniture and equipment	10

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

13 Other assets, net:

	2001		2000	
Initial leasing costs, net	$ 60,746		$ 65,065	
Expenses to be amortized, net		18,277		2
Other	248		6,815	
	$ 79,271		$ 93,632	

14 Financial liabilities and long-term debt:

	2001	2000
Payable in-		
US dollars	$ 2,203,194	$ 1,715,771
Units of investment (UDIs)	-	145,570
Mexican pesos	22,808	25,987
	2,226,002	1,887,328
Less- Financial liabilities and current portion of long-term debt	(99,002)	(222,359)
	$ 2,127,000	$ 1,664,969

Scheduled maturities of the financial debt as of December 31, 2001 are as follows:

Due in	Amount
2002	$ 99,002
2003	105,022
2004	114,966
2005	120,001
2006 and thereafter	1,787,011
	$ 2,226,002

The debt with G.E. Capital is susceptible of renegotiation for up to the overall debt amount. The outstanding balance, as of its established maturity in 2005, is restructured based on the Company's cash flows, market growth and the Company's own growth.

Debt may become due and payable in full if G. Acción falls under any of the assumptions specified in each loan contract. As of this date, all debt repayment terms have been complied with.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

At December 31, 2001, financial liabilities consisted mainly of bank loans granted to the following subsidiaries:

Payable in US dollars-	Outstanding Debt	Collateral	Lender	Interest Rate	Maturity
Inmobiliaria Plaza Opción Altavista, S.A. de C.V.	$ 20,870	Mortgage	G.E. Capital	8.44%	September 2005
Operadora de Centros Comerciales Opción, S.A. de C.V.	1,061,688	Mortgage	G.E. Capital	(*) 8.25%	(**)
Inmobiliaria Firpo Fiesta Coapa, S.A. de C.V.	295,257	Mortgage	G.E. Capital	10.53%	May/September 2008
Corporativo Opción Santa Fe II, S.A. de C.V.	251,341	Mortgage	G.E. Capital	(*) 12.17%	September 2005
Opción Jamantab, S.A. de C.V.	148,027	Mortgage	G.E. Capital	(*) 11.97%	September 2005
Opción Santa Fe III, S.A. de C.V.	141,478	Mortgage	G.E. Capital	(*) 11.60%	September 2005
Montes Urales III, S.A. de C.V.	167,150	Mortgage	G.E. Capital	(*) 8.44%	September 2005
Proyecto Comercial Acción, S.A. de C.V.	75,593	Mortgage	Inmobiliaria Bancomer	N/A	December 2009
Inmobiliaria Plaza Opción Altavista, S.A. de C.V.	41,790	Mortgage	Banco Inverlat	LIBOR plus 3.75 %	December 2012
Payable in Mexican pesos-					
Inmobiliaria Plaza Opción Altavista, S.A. de C.V.	22,808	Mortgage	Bancomer	TIIE plus 4.75% or TIIE by 1.25	December 2007
	$ 2,226,002				

(*) Weighted average of various rates.
(**) Various dates between September 2005 and August 2008.

As of December 31, 2001 the loans were secured with properties and, in certain cases, with the lease operating cash flows. As of that date, the book value of the assets pledged as collateral was $3,470,303.

15 Debentures convertible into capital stock:

On July 14, 1999, the Company and Peabody signed a financing contract for up to US$45 million for investment projects. This agreement is supported by the issuance of debentures convertible into capital stock of the Company.

Both the credit facility and the debentures are guaranteed by 49% of the shares of the following guarantor subsidiaries, which are deposited in a guaranty trust:

- Operadora de Centros Comerciales Opción, S.A. de C.V.
- Opción Jamantab, S.A. de C.V.
- Corporativo Opción Santa Fe II, S.A. de C.V.
- Inmobiliaria Plaza Opción Altavista, S.A. de C.V.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

To support the loan, the Company issued 42,566 nominative debentures with a par value of ten thousand Mexican pesos each, equivalent to a credit facility for up to $425,000 (nominal value), convertible into Class II, Series "B" no-par value common, nominative shares, representing the variable capital stock. The principal characteristics of the debentures are as follows:

(a) They bear fixed annual interest at 5% and variable interest equivalent to 85% of the net cash flows after interest, certain expenses and repayment of principal.

(b) They belong to a "single series", since they grant the bearers equal rights and obligations.

(c) They mature in six years with a one-year extension at the Company's option.

(d) They are payable is U.S. dollars.

(e) The debentures are susceptible of conversion into shares beginning February 28, 2003, according to the following characteristics:

Conversion terms -

(a) If on the date determined (i) all of the industrial properties owned by G. Acción have not been sold and the resources obtained from the sale have not been applied as specified in the document, (ii) the share's trading volume is greater than 3% of the overall Company shares and (iii) the trading multiple is greater than 11.5, the entire debenture debt will be automatically converted.

(b) If on the date determined (i) all of the industrial properties owned by G. Acción have not been sold and the resources obtained from the sale have not been applied as specified in the document, (ii) the share's trading volume is greater than 3% of the overall Company shares, (iii) the trading multiple is greater than 8.5 but lower than 11.5, and (iv) the parties agree to in writing to convert the entire debenture debt, then it will be automatically converted.

Under the amending agreement signed between the parties on June 28, 2001, the credit line increased to 52 millions, and the conversion process is as follows:

Conversion process:

(a) The net operating flow for the last 12 months, or the annualized flow for the properties under 12 months, acquired under the program with Peabody should be calculated and divided by 0.11 for the properties acquired before February 28, 2001 and by 0.115 for those acquired after February 28, 2001. However, if the conversion date is between January 1, 2004 and the sixth anniversary, if the parties agree to this, the calculation will be as follows: the net operating flow for the last 12 months, or the annualized flow for the properties under 12 months, acquired under the program with Peabody should be divided by 0.115 for the properties acquired before February 28, 2001 and by 0.12 for the properties acquired after February 28, 2001.

(b) The balance of the corresponding bank loans and interest payable, as well as certain permitted expenses described in the financing contract, should be subtracted from the result obtained in the above point.

(c) Eighty-five percent of the net result will be Peabody's conversion value.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

(d) Peabody's net conversion value will be divided by 95% of the average weekly value of the 12 weeks prior to the conversion date.

If the "Conversion Terms" are not met, Peabody is entitled to sell the properties.

Based on the conversion procedure described above and assuming that in the future the decission decides to carry out the conversion is taken, or the conditions necessary for such conversion are generated, the effects on the earnings per share and the number of shares are as follows:

Diluted earning per majority share (in Mexican pesos)	$ 1.03
Weighted average number of dilutive shares	217,485,137

It should be mentioned that these values will be modified due to the impact of market conditions prevailing at the date of a potential conversion on the assumptions.

The net income for the period used for purposes of this calculation has been modified by *eliminating the integral cost of financing, net of taxes, as if* the conversion had been made at the beginning of the year.

The debentures may be paid in advance if certain conditions are met.

The Company is obligated to comply with certain requirements such as maintaining various financial ratios with respect to total consolidated debt, maintain the required indexes on income before depreciation and amortization and on the consolidated stockholders' equity and consolidated working capital, among others. The Company has complied satisfactorily with these requirements except for the consolidated working capital index as of December 31, 2001 and 2000. The Company obtained a waiver for such noncompliance.

As of December 31, 2001, the Company had made draws of $480,090 against this credit facility, equivalent to US$52 million, and 48,009 convertible debentures.

16 Related-party transactions and balances:

The following significant transactions were carried out with related parties:

	2001	2000
Revenues-		
Administrative services	$ 5,200	$ 1,302
Leasing		-
Other	20	46
	$ 5,220	$ 3,328
Expenses-		
Advisory services	$ 3,898	$ 4,220
Other		1
	$ 3,899	$ 4,264

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Intercompany balances at December 31 were as follows:

	2001	2000
Receivables-		
Inmobiliaria Berrendo, S.A. de C.V.	$ 4,707	$
Other		712
	$ 5,419	$ 493
Payables-		
Central Parking System Corporation	$ 69,768	$ 42,824
Inmobiliaria Plaza Opción de los Insurgentes, S.A. de C.V.		131
Inmobiliaria Berrendo, S.A. de C.V.	-	22
	$ 69,899	$ 43,150

17 Tax environment:

Income and asset tax regulations-

The Company is subject to income taxes which are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. Until 2001 the income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings.

As of 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rate will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

The Company is also subject to asset taxes, which are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Beginning in 1999, the Company was authorized by the Secretariat of Finance and Public Credit, through official letter 325-SAT-VII-C944, to file a consolidated income and asset tax return including certain subsidiaries.

Employee profit sharing-

The income for purposes of employee profit sharing does not consider the inflationary component. Tax depreciation is based on historical rather than restated values. Employee profit sharing has been determined on the basis of the results of each individual administrative service company.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Tax loss carryforwards and recoverable asset taxes-

At December 31, 2001, some companies had individual and consolidated tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following amounts:

Expiration Date	Tax Loss Carryforwards		Recoverable Asset Taxes	
	Individual	Consolidated	Individual	Consolidated
2002	$ 6,293	$ -	$ 1,723	$ -
2003	24,759		4,756	
2004	14,604	-	2,223	-
2005	74,434	-	6,261	-
2006	24,174	-	1,538	-
2007	79,910	-	5,574	-
2008	74,489	-	5,653	-
2009	66,003	-	11,768	-
2010	32,713	16,009	-	15,184
2011	27,961	-	-	21,218
	$ 425,340	$ 16,009	$ 39,496	$ 36,402

Deferred income and asset taxes -

The temporary differences that generated a deferred tax (asset) liability in conformity with Bulletin D-4 are as follows:

	2001	2000
Property and equipment	$ 243,702	$ 190,325
Reserves		(4,160)
Tax loss carryforwards	(154,473)	(178,253)
Recoverable asset taxes	(75,898)	(53,644)
Other	48,957	41,305
	$ 58,128	$ (8,712)

(8

18 Stockholders' equity:

During a General Extraordinary Stockholders' Meeting held on September 8, 1998, the decision was made to enter into a strategic alliance with Trinet Corporate Realty Trust, Inc. (Trinet) through an investment and association agreement. In order for this agreement to be executed, the Company decided to issue subordinated debentures mandatorily convertible into capital stock to be subscribed by Trinet, with a par value of one US dollar each, or its equivalent in Mexican pesos at the exchange rate in effect at the time of contribution. Such debentures are collateralized for up to 10,000,000 Class I Series "B" shares held at the Company's treasury. The debentures' exchange factor will be one debenture for 1.25 Class I Series "B" share. As of December 31, 2000, 2 million debentures convertible into capital stock, in the amount of US$2 million, had been issued.

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

During a Board of Directors' Meeting held on September 8, 1998, a stock option plan for certain Company employees was approved. The plan establishes the creation of a trust fund whereby share promise and subscription agreements will be executed. Shares repurchased through the trust fund's effective date will be added to the trust fund's equity. As of December 31, 2001, the number of shares amounted to 2,649,559, equivalent to $20,082.

As of December 31, 2001, the capital stock of the Company was $57,154 (at nominal value), made up of 231,542,848 shares, of which 125,540,698, Series "B" no-par value common shares are fully subscribed and paid, and 106,002,150 are held in the Company's treasury. These shares are intented to be used for the debentures conversion, which 4,002,150 and 102,000,000 shares are assigned to Trinet and Peabody, respectively.

As of 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

The annual net income of each company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of outstanding capital stock. This reserve may not be distributed to stockholders during the existence of the companies, except in the form of a stock dividend.

19 General expenses:

	2001	2000
Salaries	$ 25,733	$ 20,463
Rent		942
Fees	11,028	12,106
Other	14,316	26,725
	$ 52,019	$ 59,294

20 Commitments and contingencies:

Commitments-

On January 5, 2001, Inmobiliaria Opción Los Nogales, S.A. de C.V. (Los Nogales), a subsidiary company, through the trust fund Fideicomiso F-6231 de Banco del Atlántico, S.A., Institución de Banca Múltiple, entered into a purchase/sale agreement with Flex N Gate México, S. de R.L. de C.V. with respect to a lot in Parque Industrial Los Nogales, Guanajuato, Gto. Los Nogales must comply with all the obligations established in the contract, among which the most important are to finish the infrastructure and the installation of public utilities. As of the date of issuance of the financial statements there are certain commitments that have not been complied with, which are being negotiated with the client.

Contingencies-

There are various contingent liabilities derived from certain claims against the Company. In the opinion of management and their legal counsel, the resolution of these matters will not have a significant adverse impact on the financial statements of the Company.

21 Subsequent events:

During 2002, the Company signed an agreement for strategic participation with AMB Property L.P. (AMB), one of the largest owners and operators of industrial real estate in the U.S.

This partnership has been formed to acquire, develop and operate industrial properties in Mexico.

As a result of this association, the Company will receive fees for services rendered and the corresponding return on its investment. However, the Company is not obligated to guarantee the return on the investments of each project, resulting from this association.

22 Reclassification of prior year financial statements:

Certain amounts in the financial statements as of December 31, 2000 have been reclassified in order to conform to the presentation of the financial statements as of December 31, 2001.